SHEARMAN & STERLING
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES
75008 PA[redacted]
33 01 53 89 7

TOQUE J006
FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON D.C.

02015141

February 6, 2002

RECD S.E.C.
FEB 12 2002
1086

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated February 6, 2002 announcing Air France's financial results for the year ended December 31, 2001 and (ii) a press release dated February 6, 2002 announcing traffic results for January 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Manuel A. Orillac

dlw 2/14

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

PADOCS01/215243.2

AIR FRANCE

# Information

Operating Revenues

Roissy, 6 February 2001

## ■ FISCAL YEAR 2001-02

### Third quarter (October-December 2001): Faster-than-expected recovery and unit revenue holding up well

- Turnover down 7.8% to 2.9 billion euros
- Stable yield (excluding currency and network mix effects)

### Total for 9 months (April-December 2001)

- 2.2% growth in turnover to 9.48 billion euros
- Improved yield excluding currency and network mix effects

---

## Consolidated Turnover

| | Quarter to 31 December | | Change | Total 9 months to 31 December | | Change |
|---|---|---|---|---|---|---|
| (in million euros) | 2001-02 | 2000-01 | | 2001-02 | 2000-01 | |
| Scheduled passenger | 2,146 | 2,290 | *-6.3%* | 7,191 | 6,837 | *+5.2%* |
| Other passenger revenues | 196 | 236 | *-16.9%* | 679 | 727 | *-6.6%* |
| **Total passenger** | **2,342** | **2,526** | ***-7.3%*** | **7,870** | **7,564** | ***+4.0%*** |
| Cargo | 345 | 377 | *-8.5%* | 941 | 1,013 | *-7.1%* |
| Other cargo revenues | 46 | 49 | *-6.1%* | 145 | 139 | *+4.3%* |
| **Total cargo** | **391** | **426** | ***-8.2%*** | **1,086** | **1,152** | ***-5.7%*** |
| Maintenance | 134 | 149 | *-10.1%* | 415 | 416 | *-0.2%* |
| Other | 40 | 53 | *-24.5%* | 117 | 153 | *-23.5%* |
| **Total turnover** | **2,907** | **3,154** | *-7.8%* | **9,488** | **9,285** | *+2.2%* |

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

## Turnover for 3rd quarter of fiscal 2001

Turnover for the 3rd quarter of fiscal 2001-02 dropped 7.8% from last year to 2.9 billion euros.

- **Passenger Operations**

| | 3rd quarter to | | |
|---|---|---|---|
| | 31/12/2001 | 31/12/2000 | Change |
| Total consolidated passenger revenues (m€) | 2,342 | 2,526 | *-7.3%* |
| Consolidated scheduled passenger revenues (m€) | 2,146 | 2,290 | *-6.3%* |
| including Air France: | | | |
| - Scheduled passenger revenues (m€) | 1,975 | 2,156 | *-8.4%* |
| - Unit revenue per ASK (euro cents) | 6.68 | 7.30 | *-8.5%* |
| - Yield per RPK (euro cents) | 9.46 | 9.66 | *-2.0%* |

Total passenger revenues dropped 7.3% to 2.34 billion euros. Regional subsidiaries contributed 179.5 million euros (up 27%).

Air France (parent company) scheduled passenger revenues posted a drop of 8.4% to 1.97 billion euros.

During the third quarter, traffic gradually improved from a 10.1% decline in October to a 7.2% decline in November and a 2.2% decline in December. During this period, the overall drop in traffic, measured in revenue passenger-km (RPK), was 6.5%. Together with capacity adjustment measures (+ 0.1%), this recovery in traffic limited the drop in load factor to 5 points (70.6%).

These capacity reduction measures were underpinned by a strategy to protect unit revenue. Yield (unit revenue per RPK) declined 2% but remained stable (up 0.1%) at excluding currency (1.9%) and network mix (0.2%) effects.
Given the decline in load factor, unit revenue per available seat-km (RASK) dropped 8.5% and 6.5% excluding currency and network effects.

| | October 2001 | November 2001 | December 2001 | 3rd quarter |
|---|---|---|---|---|
| Capacity (ASK) | +1.9% | +0.5% | -1.9% | +0.1% |
| Traffic (RPK) | -10.1% | -7.2% | -2.2% | -6.5% |
| Scheduled passenger revenues | -12.0% | -6.7% | -6.0% | -8.4% |
| RASK | -14.6% | -8.4% | -4.0% | -8.5% |

- **Cargo Operations**

The third quarter saw a strong performance with a similar drop in both traffic and capacity (respectively down 6.0% and 5.5%). The load factor remained stable at 68.0% (down 0.3 points). Yield per revenue tonne-km (RTK) declined 2.7% but increased 1.8% excluding currency effect. Total cargo turnover dropped 8.2% to 391 million euros compared to the year-earlier period.

| | 3rd quarter to | | |
|---|---|---|---|
| | 31/12/2001 | 31/12/2000 | Change |
| Scheduled cargo revenues (m€) | 345 | 377 | *-8.5%* |
| - Unit revenue per ATK (euro cents) | 17.33 | 17.92 | *-3.3%* |
| - Yield per RTK (euro cents) | 25.50 | 26.21 | *-2.7%* |

- **Other Operations**

Maintenance operations saw a 10.1% decline in turnover to 134 million euros, primarily due to reduced aircraft use by customer airlines. Other revenues dropped 24.5% to 40 million euros owing to the suspension of operations by Société d'Exploitation Aéropostale. These revenues mainly include catering, where turnover dropped 4.8% to 37 million euros.

## Turnover for nine months ending 31 December 2001

Thanks to a strong performance in the first half year, Air France posted a 2.2% improvement in turnover, amounting to 9.48 billion euros for the first nine months of fiscal 2001-02. On a like-for-like basis, this figure remained stable (down 0.2%).

- **Passenger Operations**

| | Total 9 months to | | |
|---|---|---|---|
| | 31/12/2001 | 31/12/2000 | Change |
| Total consolidated passenger revenues (m€) | 7,870 | 7,564 | *+4.0%* |
| Consolidated scheduled passenger revenues (m€) | 7,191 | 6,837 | *+5.2%* |
| including Air France: | | | |
| - Scheduled passenger revenues (m€) | 6,682 | 6,609 | *+1.1%* |
| - Unit revenue per ASK (euro cents) | 7.10 | 7.38 | *-3.7%* |
| - Yield per RPK (euro cents) | 9.30 | 9.34 | *-0.5%* |

Total turnover for passenger operations increased by 4% to 7.87 billion euros. Regional subsidiaries contributed 540.7 million euros to turnover for the first nine months.

Air France (parent company) scheduled passenger revenues grew 1.1% to 6.68 billion euros at 31 December 2001.

During the same period, capacity increased by 4.9% and traffic by 1.5% leading to a 2.6-point drop in load factor which nevertheless remained at a high 76.4%.

Yield (revenue per RPK) remained virtually stable during the first nine months of the year (down 0.5%). Excluding currency and networ mix effects, it grew 0.6%.
Unit revenue per available seat-km (RASK) dropped 3.7% compared with the previous year. Excluding the impact of the currency and network mix, it showed a drop of 2.6%.

Traffic and turnover per network evolved as follows:

| **9 months to 31 December 2001** | **Capacity (ASK)** | **Traffic (RPK)** | **Turnover** |
|---|---|---|---|
| Long-haul | +6.0% | +2.6% | +1.8% |
| International medium-haul | +2.5% | -2.2% | -2.7% |
| Domestic medium-haul | +1.3% | -1.5% | +4.2% |
| Total | +4.9% | +1.5% | +1.1% |

- **Cargo Operations**

Total turnover for cargo operations stood at 1.08 billion euros, down 5.7%. Cargo revenues alone dropped 7.1%.

| | Total nine months ending | | |
|---|---|---|---|
| | 31/12/2001 | 31/12/2000 | Change |
| Scheduled cargo turnover (m€) | 941 | 1,013 | *-7.1%* |
| - Unit revenue per ATK (euro cents) | 15.57 | 16.26 | *-4.2%* |
| - Yield per RTK (euro cents) | 24.17 | 24.54 | *-1.5%* |

During the first nine months, cargo operations were also adversely affected by the terrorist attacks and the economic slowdown in the United States and Asia. Yield (per RTK) dropped 1.5%. It increased 0.2% if we exclude the currency effect.

- **Other Operations**

Maintenance revenues remained stable at 415 million euros (down 0.2%) while other activities dropped 23.5% to 117 million euros. These include catering, which posted a 5% rise in turnover to 112 million euros.

## Third Quarter Results

As from mid-September, Air France introduced a set of measures to cope with the crisis: decrase in planned capacity and cost reductions.

The Company also benefited from the decreasing cost of fuel, which enabled it to reduce fuel expenditure by over 30% to 353 million euros compared with the same year-earlier period. In view of these factors and the faster-than-expected recovery, third quarter losses will be less than the Company expected. Furthermore, the Group has written no provisions during this quarter for State compensation for operating losses and additional security measures following the 11 September attacks.

Given the positive trend of January 2002, Air France's target is to post positive operating income for the full year ending 31 March 2002.

## Agenda

- 7 February 2002 : conference call at 3 pm (London time)

To connect, dial 00 44 208 781 0563 (password: Air France)

- 20 February 2002: publication of the 3rd quarter results after closure of the Paris stock exchange.

- 21 February 2002: Audio-web conference at 3 pm (London time)

To connect, dial 00 44 208 781 0563 (password: Air France)
To visualize the presentation, connect to: http://62.23.9.82/af (password:AFRQ3)

## STATISTICS (Compagny Air France)

- **Traffic**

| | 9 months ending 31 December 2001 | | 9 months ending 31 December 2000 | |
|---|---|---|---|---|
| | Air France | Regional arm | Air France | Regional arm |
| ASK (million) | 94,080 | 3,062 | 89,666 | 995 |
| PKT (million) | 71,892 | 1,790 | 70,812 | 556 |
| ATK (million) | 6,034 | - | 6,227 | - |
| RTK (million) | 3,887 | - | 4,132 | - |

- **Contribution to turnover**

| 3rd quarter (in € million) | to 31 December 2001(1) | to 31 December 2000(1) |
|---|---|---|
| Air France | 2,658 | 2,934 |
| Brit Air | 71 | 63 |
| City Jet | 23 | 8 |
| Régional | 84 | 71 |
| Others | 71 | 78 |
| Total | 2,907 | 3,154 |

| 9 months (in € million) | to 31 December 2001(1) | to 31 December 2000(2) |
|---|---|---|
| Air France | 8,740 | 8,810 |
| Brit Air | 218 | 63 |
| City Jet | 80 | 19 |
| Régional | 243 | 158 |
| Others | 207 | 235 |
| Total | 9,488 | 9,285 |

(1) consolidation of Régional (former Regional Airlines, Flandre Air and Proteus), City Jet, and Brit Air
(2) Regional Airlines consolidated over 9 months, CityJet over 7 months, Birt Air, Flandre Air and Proteus over 3 months

AIR FRANCE

# Information

Traffic

Roissy, 6 February 2002

## TRAFFIC IN JANUARY 2002: RECOVERY CONFIRMED

**Capacity stable: -0.1%**

**Traffic up: +0.4%**

**Load factor improves: 73.7% (+0.4 point)**

**Yield trending positively (excluding change effect)**

---

### Passenger Operations

During 2001, Air France posted the highest growth rates in both capacity and traffic, propelling it from third to second place in the AEA rankings

January figures confirm the steady upturn in traffic that has been observed since last November. For the first time since 11 September, activity is back at last year's levels.

Overall, January activity comes out as follows:
- Capacity: -0.1% by ASK (available seat-km)
- Traffic: +0.4% by RPK (revenue passenger-km)
- Load factor: 73.7 (+0.4 points)

Yield per revenue passenger-km came in at the same level as last year

- **Long-haul network**

During January, traffic continued to recover on the long-haul network, rising 1.8% on a 0.9% capacity increase. The seat load factor improved by 0.7 points to 78.3%.

- Over the North Atlantic, capacity was cut by 18% while traffic dropped by 10.6% drop in traffic, leading to a 6.2 point improvement in the load factor, to 75.4%.
- On routes to and from Latin America, traffic rose 12.7% on a 14.8% increase in capacity. The seat load factor was down slightly, by 1.4 points, but remained at a high 76.9%.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr

Website: www.airfrance-finance.com

- On the Asia network, traffic has surged by 5.4% on stable capacity. The load factor rose 4.2 points to 81.9%.
- On the Africa/Middle East network, traffic rose by 30.6% on a 38.3% capacity increase. The load factor shed 4.4 points to 75.1%.
- On the Caribbean/Indian Ocean network, traffic dipped by 3.7%, despite a 3.7% increase in capacity. The load factor remains at a high 80.1% (down 6.2 points).

- **International Medium-Haul Network**

Traffic on the European network also fared better than in the previous months. Capacity remained stable (+0.2%) and traffic fell 1.1%. The load factor came in slightly below the January 2001 figure at 58.7% ( down 0.8 points).

- **Domestic Medium-Haul Network**

On the domestic network, capacity and traffic both declined, by 6.8% and 8.7% respectively, thus limiting the drop in the seat load factor to 1.3 points (61.7%).

## Cargo Operations

January's results are poor, especially in the early part of the month, with traffic dropping 2.1% on a capacity increase of 3.7%. The load factor shed 3.5 points to come out at 59.8%

## Outlook

Advanced bookings are looking good for the months ahead and confirm the rebound of traffic to last year's level.

## KEY FIGURES (Compagnie Air France)

- **Passenger Operations**

| **Change January 2002/January 2001** | Capacity (ASK) | | Traffic (RPK) | | Seat Load Factor | |
|---|---|---|---|---|---|---|
| | million | % | million | % | % | change |
| Long-haul | 7 555 | +0.9% | 5 919 | +1.8% | 78.3% | +0.7 |
| International medium-haul | 1 529 | +0.2% | 898 | -1.1% | 58.7% | --0.8 |
| Domestic medium haul | 1 045 | -6.8% | 645 | -8.7% | 61.7% | -1.3 |
| **Total** | **10 129** | **-0.1%** | **7 429** | **+0.4%** | **73.3%** | **+0.4** |

| **10-month aggregate as at 31 January 2002** | Capacity (ASK) | | Traffic (RPK) | | Seat Load Factor | |
|---|---|---|---|---|---|---|
| | million | % | million | % | % | change |
| Long-haul | 77 327 | +5.5% | 61 350 | +2.5% | 79.3% | -2.3 |
| International medium-haul | 15 653 | +2.3% | 10 352 | -2.1% | 66.1% | -3.0 |
| Domestic medium haul | 11 224 | +0.5% | 7 663 | -2.2% | 68.3% | -1.8 |
| **Total** | **104 203** | **+4.4%** | **79 364** | **+1.4%** | **76.2%** | **-2.2** |

- **Cargo Operations**

| | Capacity (ATK) | | Traffic (RTK) | | Load Factor | |
|---|---|---|---|---|---|---|
| | million | % | million | % | % | change |
| January 2002 / January 2001 | 607 | +3.7% | 363 | -2.1% | 59.8% | -3.5 |
| 10-month aggregate as at 31 January 2002 | 6 638 | -2.6% | 4 249 | -5.6% | 64.0% | -2.1 |

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com